Stuart M. Strauss
                                               Partner

                                               DIRECT TEL  +1 212 878 4931
                                               DIRECT FAX  +1 212 878 8375
                                               stuart.strauss@cliffordchance.com




October 24, 2005

Mr. Christian T. Sandoe
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  PowerShares Exchange-Traded Fund Trust
     (File Nos. 333-102228 and 811-21265)

Dear Mr. Sandoe:

Thank you for your telephonic comments regarding the registration statement on Form N-1A (the "Registration Statement") for the PowerShares Zacks Small Cap Portfolio, PowerShares Dynamic Building & Construction Portfolio, PowerShares Dynamic Energy Exploration & Production Portfolio, PowerShares Dynamic Insurance Portfolio, PowerShares Lux Nanotech Portfolio, PowerShares Dynamic Oil Services Portfolio, PowerShares Dynamic Retail Portfolio and PowerShares Dynamic Utilities Portfolio (together, the "Funds"), eight separate exchange-traded index funds of the PowerShares Exchange-Traded Fund Trust (the "Trust"), filed with the Securities and Exchange Commission (the "Commission") on July 12, 2005. Below, we describe the changes we have made to the Registration Statement in response to the staff's comments and provide the information you requested.

The Trust has considered your comments and has authorized us to make on its behalf the responses and changes discussed below to the Trust's Registration Statement. These changes will be reflected in Post-Effective Amendment No. 55 to the Trust's Registration Statement, which will be filed on EDGAR.

                                   PROSPECTUS

PowerShares Zacks Small Cap Portfolio--Principal Investment Strategies, page 5

     COMMENT 1. PLEASE INCLUDE A DESCRIPTION OF SMALL CAPITALIZATION.

          Response 1: We have included the requested disclosure.

PowerShares Zacks Small Cap Portfolio--Index Construction, page 6

     COMMENT 2. PLEASE NOTE WHEN THE FUND WILL BE REBALANCED AND RECONSTITUTED.

          Response 2: We have included the requested disclosure.

PowerShares Zacks Small Cap Portfolio--Fee Table, page 8 (global change to all Funds)

     COMMENT 3. PLEASE REVISE THE DISCLOSURE TO NOTE THAT THE EXPENSES BORNE BY THE ADVISER ARE SUBJECT TO REIMBURSEMENT BY THE FUND UP TO THREE YEARS FROM THE DATE THAT THE FEE OR EXPENSE WAS INCURRED OR, ALTERNATIVELY, PROVIDE A FAS 5 ANALYSIS, SPECIFICALLY NOTING THE FACTS AND CIRCUMSTANCES RELATING TO THE FIVE YEAR EXPENSE REIMBURSEMENT.

          Response 3: The disclosure has been revised to note that the expenses borne by the Adviser are subject to reimbursement by the Fund up to three years from the date that the fee or expense was incurred.

PowerShares Dynamic Building & Construction Portfolio--Principal Investment Strategies, page 10

     COMMENT 4. IN THE FOURTH SENTENCE OF THIS SECTION, PLEASE CHANGE THE WORD "PRINCIPALLY" TO "PRIMARILY."

          Response 4: We have revised the disclosure accordingly.

PowerShares Dynamic Building & Construction Portfolio--Principal Risks of Investing in the Fund--Building and Construction Industry Concentration Risk, page 13 (global change to all Funds, as applicable)

     COMMENT 5. IN THE FIRST SENTENCE OF THIS SUB-SECTION, PLEASE CHANGE THE WORD "SECTORS" TO "INDUSTRIES."

          Response 5: We have revised the disclosure accordingly.

PowerShares   Dynamic  Energy  Exploration  &  Production   Portfolio--Principal
Investment Strategies, page 16

     COMMENT 6. WITH RESPECT TO THE 80% POLICY OF THE FUND, PLEASE CLARIFY THE DISCLOSURE TO STATE THAT THE FUND WILL NORMALLY INVEST AT LEAST 80% OF ITS TOTAL ASSETS IN COMMON STOCKS OF ENERGY COMPANIES ENGAGED IN ENERGY EXPLORATION AND PRODUCTION.

          Response 6: We have revised the disclosure accordingly.

PowerShares Lux Nanotech Portfolio--Principal Investment Strategies, page 28

     COMMENT 7. PLEASE INCLUDE A DEFINITION OF NANOTECHNOLOGY COMPANIES.

          Response 7: We have included the requested disclosure.


PowerShares Lux Nanotech Portfolio--Index Construction, page 29

     COMMENT 8. PLEASE CLARIFY THIS DISCLOSURE TO COMPLY WITH THE PLAIN ENGLISH REQUIREMENTS.

          Response 8: We have revised the disclosure accordingly.

PowerShares Dynamic Oil Services Portfolio--Principal Investment Strategies, page 35

     COMMENT 9. PLEASE CONSIDER CHANGING THE NAME OF THE FUND TO THE POWERSHARES DYNAMIC OIL & GAS SERVICES PORTFOLIO BASED ON THE 80% POLICY OF THE FUND.

          Response 9: The name of the Fund has been changed to the PowerShares Dynamic Oil & Gas Services Portfolio.

     COMMENT 10. PLEASE CLARIFY THE DISCUSSION OF THE STOCKS COMPRISING THE INTELLIDEX. IT IS CURRENTLY TOO BROAD.

          Response 10: We have revised the disclosure accordingly.

Management of the Funds, page 54

     COMMENT 11. PLEASE NOTE HOW LONG MR. SOUTHARD HAS BEEN WITH EACH FUND IN ADDITION TO THE DISCLOSURE THAT STATES HOW LONG HE HAS BEEN WITH THE ADVISER.

          Response 11: We have included the requested disclosure.

     COMMENT 12. PLEASE INCLUDE DISCLOSURE IN THE PROSPECTUS THAT STATES THAT THE DISCUSSION OF THE APPROVAL OF THE INVESTMENT ADVISORY AGREEMENT IS AVAILABLE IN THE TRUST'S SEMI-ANNUAL OR ANNUAL REPORT.

          Response 12: Because the Funds are new portfolios of the Trust, the discussion of the approval of the investment advisory agreement has not been included in the Trust's Semi-Annual or Annual Report. Therefore, at this time the discussion of the approval of the investment advisory agreement will be appropriately included in the Funds' Statement of Additional Information.

Net Asset Value, page 60

     COMMENT 13. PLEASE INCLUDE A DISCUSSION OF THE SPECIFIC CIRCUMSTANCES UNDER WHICH PRICE QUOTATIONS WOULD NOT BE READILY AVAILABLE.

          Response 13: We have included the requested disclosure.

                       STATEMENT OF ADDITIONAL INFORMATION

Management, pages 11-13

     COMMENT  14.  PLEASE  LIST  THE  TERM OF  OFFICE  OF EACH OF THE  TRUSTEES.

          Response 14: We have included the requested disclosure.

Management, page 13

     COMMENT 15. PLEASE INCLUDE THE DOLLAR RANGE OF EQUITY SECURITIES HELD BY EACH TRUSTEE IN EACH OF THE FUNDS, IN ADDITION TO THE DOLLAR RANGE OF EQUITY SECURITIES HELD BY EACH TRUSTEE IN THE TRUST.

          Response 15: We have included the requested disclosure.

Portfolio Manager, page 14

     COMMENT 16. PLEASE CONFIRM THAT THE PORTFOLIO MANAGER DISCLOSURE INCLUDED IN THE STATEMENT OF ADDITIONAL INFORMATION COMPLIES WITH THE REQUIREMENTS OF ITEM 15(B) OF FORM N-1A.

          Response 16: We believe that the current portfolio manager disclosure included in the Funds' Statement of Additional Information complies with the requirements of Item 15(b) of Form N-1A.

Portfolio Holdings Policy, page 23

     COMMENT 17. IDENTIFY EACH ENTITY WITH WHICH THE TRUST HAS AN ONGOING POLICY TO DISCLOSE PORTFOLIO HOLDINGS; WHO AUTHORIZES THE DISCLOSURE OF PORTFOLIO HOLDINGS; WHO IS RESPONSIBLE FOR THE OVERSIGHT AND MONITORING OF THE DISCLOSURE; WHO ENSURES THAT THIRD PARTIES COMPLY WITH EXISTING AGREEMENTS; AND NOTE THAT THIS DISCLOSURE IS IN THE BEST INTERESTS OF THE TRUST'S SHAREHOLDERS.

          Response 17: The current disclosure states that each Fund's portfolio holdings are publicly disseminated each day that the Fund is open for business. Therefore, we respectfully acknowledge your comment, but believe that the current disclosure is appropriate.

                                      * * *

     In addition, we are authorized by our client to acknowledge the following on its behalf:

     o    the  action  of  the   Commission   or  the  staff  in  declaring  the
          Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

     o the action of the Commission or the staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

     o the Trust may not assert the action of the Commission or the staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Allison
M. Harlow at (212) 878-4988. Thank you.


Sincerely yours,

/s/ Stuart M. Strauss

Stuart M. Strauss